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                                        Exhibit 20
                                        Dial Press Release


NEWS                                    The Dial Corp
 RELEASE                                1850 North Central Avenue
                                        Phoenix, AZ  85004

                                        phone 602-207-5600


                                        contact:
                                           William H. Peltier
                                           602-207-5812



               THE DIAL CORP TO RESTRUCTURE AND TAKE

                 ONE-TIME CHARGES IN THIRD QUARTER


PHOENIX, Ariz., September 26, 1995 -- The Dial Corp (DL:NYSE) is planning restructuring and other one-time charges to provide for a business-based reorganization of its consumer products group that includes plant closings, workforce reductions, asset writedowns and correction of certain product lines. Additionally, there will be an adjustment of carrying values of certain Premier Cruise Lines' assets.
     The planned restructuring of Dial's consumer products group is a continuation of Dial's focus on increasing growth for future profitability by assuring the competitiveness of Dial's brands. The consumer products group is closing six plants and reducing its workforce by approximately 15 percent, or 700 people.
     John W. Teets, chairman and CEO of The Dial Corp, said, "To improve our competitiveness in the consumer products business, we are restructuring, reducing our costs, and consolidating our product lines. While Dial's business continues to be good, our commitment to continue to be the low-cost producer today, tomorrow and in the future, necessitates making these changes to improve efficiencies and protect our brands in the marketplace."
     Preliminary estimates of the charges, including charges to reduce the carrying value of Premier Cruise Lines' assets and intangibles, are approximately $130 million after tax (equal to $1.47 per share). This is comprised of $94 million for consumer products items and $36 million for Premier Cruise Lines, in light of current conditions in its cruise market.
     According to Andrew S. Patti, president and COO of The Dial Corp, the actions come as a result of studies to determine reductions in manufacturing, distribution and other organization costs and in certain product lines, such as bleach, microwaveable meals and the hair-care business. Final determination of the charges will be completed in the third-quarter closing. Also, Dial consumer products group is completing its previously reported program to effect reductions of trade customers' inventories on an accelerated basis in the third quarter.
     Teets said savings resulting from these actions are expected to make positive contributions to the continued growth of the company over the coming years.
     The Dial Corp is a $3.5 billion consumer products and services company.